Exhibit 99.1

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

21F, 55 LOUSHANGUAN RD

CHANGNING DISTRICT, SHANGHAI, 200336

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

To the Shareholders of Nisun International Enterprise Development Group Co., Ltd	October 30, 2024 Shanghai, China

To our shareholders:

It is my pleasure to invite you to our Annual Meeting of Shareholders for the fiscal year ended December 31, 2023 to be held on November 27, 2024, at 10:00 A.M., Beijing Time (9:00 P.M. EST on November 26, 2024). The meeting will be held at our offices at 21F, 55 Loushanguan Rd, Changning District, Shanghai, China 200336.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, BY EMAIL, BY FAX OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Jinbao Li
Jinbao Li
Chairman

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

TIME:	10:00 A.M., Beijing Time, November 27, 2024 (9:00 P.M., Eastern Time, November 26, 2024)

PLACE:	21F, 55 Loushanguan Rd, Changning District, Shanghai, China 200336

ITEMS OF BUSINESS:

(1)	To approve an Ordinary Resolution THAT Xin Liu and Christian DeAngelis be elected as our Class II members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2027 or until their successors are duly elected and qualified;

(2)	To approve an Ordinary Resolution THAT Enrome LLP be ratified as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; and

(3)	To transact any other business properly coming before the meeting or any adjournment thereof.

WHO MAY VOTE:	You may vote if you were a shareholder of record on October 14, 2024.

ANNUAL REPORT:	A copy of our 2023 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about October 30, 2024.

By order of the Board of Directors,

/s/ Jinbao Li
Jinbao Li
Chairman

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

What am I voting on?

You will be voting on the following:

(1)	Ordinary Resolution THAT Xin Liu and Christian DeAngelis be elected as our Class II members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2027 or until their successors are duly elected and qualified;

(2)	Ordinary Resolution THAT Enrome LLP be ratified as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; and

(3)	Transaction of any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned Class A common shares (the “Common Shares”) of the Company as of the close of business on October 14, 2024. Each Common Share is entitled to one vote. As of October 14, 2024, we had 4,652,198 Common Shares outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form or book entry form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at www.transhare.com, click on Vote Your Proxy;

Step 1: Go to http://www.transhare.com

Step 2: Click the “Vote Your Proxy” link

Step 3: Click on the logo of Nisun International Enterprise Development Group Co., Ltd

Step 4: To view or download the proxy materials, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Statement, click on the “Proxy Statement” link.

(2)	By Email, at akotlova@bizsolaconsulting.com;

(3)	By fax, please fax your proxy card to: +1 (727) 269-5616; or

(4)	By mail, by completing, signing and returning the enclosed proxy card to:

Anna Kotlova

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater, FL 33764

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record as of October 14, 2024, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by telephone or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us prior to 5:00 p.m., Eastern Time, on November 26, 2024, (2) voting again over the Internet prior to 5:00 p.m., Eastern Time, on November 26, 2024, (3) voting again via email prior to 5:00 p.m., Eastern Time, on November 26, 2024, (4) voting again via fax prior to 5:00 p.m., Eastern Time, on November 26, 2024, or (5) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2 and 3 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your Common Shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account by telephone or on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s Common Shares as of October 14, 2024.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to ir@cnisun.com. Such questions will also be addressed at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet, email, fax or mail. In order for us to conduct our meeting, one-third (1/3) of our outstanding Common Shares as of October 14, 2024 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3. Transacting any other business properly coming before the meeting requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

A brief biography of each Director follows. Our Board of Directors, upon the recommendation of the Nominating Committee, has nominated two Directors for election to be on the Board of Directors for a three-year term expiring in 2027. You are asked to vote for these nominees to serve as Class II members of the Board of Directors. All candidates for the Board have consented to serve if elected.

The terms of the Class I members of the Board of Directors continue until 2026, and the terms of the Class III members of the Board of Directors continue until 2025.

Nominees for election as a Class II member of the Board of Directors to serve a term expiring in 2027:

Xin Liu

Director Nominee
Age — 35

Director since 2020

Mr. Xin Liu has served as a director since September 2020 and as the Chief Executive Office of the Company since May 2024. Mr. Liu has been the Vice President of Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”), a contractually controlled affiliate (or variable interest entity) of the Company, since April 2016. In that role, he manages operations aspects of Luyao Shanghai’s business. From October 2014 to March 2016, he was the Head Manager of the administration and operations department of Shandong branch of Huizhong Business Consulting (Beijing) Co. Ltd. Prior to that, Mr. Li had served as the Head of the International Trade department of Qingdao Antaixin Group Co., Ltd. from September 2012 to October 2014. Mr. Liu received a bachelor’s degree in International Business in 2012 from Shandong University of Technology.

Mr. Liu is nominated to be elected as a director for another term because of his role as a key member of the Company’s executive team, his operational management skills, business and industry experiences.

Christian DeAngelis

Independent Director Nominee

Age — 55

Director since 2020

From March 2009, Mr. DeAngelis has served as the General Manager and Head of China office of Alliance Business Consulting and Advisory Company in Beijing, China. Mr. DeAngelis received a bachelor’s degree in Accounting in 1992 from Lehigh University in Pennsylvania. He received a master’s degree in Business Administration in 1999 from Columbia Business School.

Mr. DeAngelis is nominated to be elected as a director for another term because of his expertise in the business consulting and advisory industry and his management experience as a senior business executive.

Class I members of the Board of Directors serving a three-year term expiring in 2026:

Jinbao Li
Director
Age — 44

Director since 2020

Mr. Jinbao Li has served as a director of the Company since September 2020 and as Chairman of the Board since May 2024. From April 2016, Mr. Li has been the Chief Executive Officer of Luyao Shanghai. Mr. Li is also the sole shareholder of Luyao Shanghai. As the CEO of Luyao Shanghai, he oversees and is responsible for all aspects of business operations, financial performance, and development of Luyao Shanghai. From July 2014 to April 2016, he was the general manager of Shandong branch of Huizhong Business Consulting (Beijing) Co., Ltd. Mr. Li received an associate degree in Marketing in 2008 from Shandong Technology University. Mr. Li was chosen to serve as a director and Chairman of the Board because of his leadership role as a key member of the executive team, his marketing and customer resources, and business management experience.

Jing Li
Director
Age — 43

Director since November 2022

Dr. Jing Li has been an associate professor at the School of Economics of Shanghai University since March 2017. Dr. Li was named as one of the “Shanghai Pujiang Talents” in 2020. He has published numerous papers in the authoritative journals of economics, such as Economic Research, Economics Quarterly, Economic Dynamics, and in the authoritative journals related to innovation and entrepreneurship, such as Scientific Research, Management of Research and Development. Dr. Li has presided over seven projects sponsored by National Natural Science Foundation of China, Shanghai Pujiang Talent Plan, Shanghai Education Commission and Science and Technology Commission. Dr. Li received a bachelor’s degree in Enterprise Management from Anhui University, China, a master’s degree in Enterprise Management from Shanghai University of Finance and Economics, and his Ph. D. in Economics from Shanghai Jiao Tong University. Dr. Li was a visiting scholar at Wharton School, University of Pennsylvania from December 2018 to October 2019. Dr. Li was chosen to serve as a director because of his in-depth knowledge in finance and economics and his broad perspective in innovative economy and finance industry.

Class III members of the Board of Directors serving a three-year term expiring in 2025:

Xiaoyun Huang
Director
Age — 40

Director since 2020

Mr. Xiaoyun Huang served as the Company’s Chief Executive Officer and Chairman of the Board from September 2020 to May 2024. Mr. Huang has been the President and Chief Executive Officer of Huizhong Business Consulting (Beijing) Co., Ltd. since June 2018. In those roles, he oversees and is responsible for all aspects of the company’s business operations, planning and development. From June 2017 to May 2018, he had served as the General Manager and Chairman of the board of directors of Beijing Hengtai Puhui Information Service Co., Ltd., a contractually controlled affiliate (or VIE) we acquired in 2019. Mr. Huang had been the President and Chief Executive Officer of Hangzhou Rongdu Technology Co., Ltd. from 2015 to May 2017. Mr. Huang received a bachelor’s degree in Computer Science and Technology in 2007 from Shanghai University of Electric Power. Mr. Huang was chosen to serve as a director because of his entrepreneurial and management experiences at the companies he has served and his expertise in financial technologies.

Sheng Tang

Independent Director

Age — 47

Director since 2020

Dr. Tang has served as the Director of the Dean’s Office at Shanghai Advanced Institute of Finance since February 2009. In that role, Dr. Tang is responsible for the operations of Dean’s Office and administering of the Board Council. From January 2008 to January 2009, Dr. Tang was the General Manager of the electric power business unit of Shanghai Huahong Group Co., Ltd. and managed the overall operations of the business unit. From April 2003 to December 2007, Dr. Tang was a marketing director of Shanghai Huahong Group Co., Ltd. promoting the sale of semiconductor products for the company. Dr. Tang received a bachelor’s degree in Civil Engineering in 2000 and a master’s degree in Computer Science in 2003 from Zhejiang University. Dr. Tang received a doctorate degree in Business Administration in 2011 from Shanghai Jiaotong University. Dr. Tang was chosen to serve as a director because of his expertise in the financial technology industry and his management experience.

Haiying Xiang

Independent Director Nominee

Age — 42

Director since 2016

Ms. Xiang is a Commercial Officer at China Tiesiju Civil Engineering Group Co., Ltd Angolan Branch and responsible for contract management, commercial information management and marketing management. Previously she was a Senior Internal Controller with Siemens Limited China where she worked since 2012. She works in the Controlling Department of Industry Sector and is tasked with Sarbanes-Oxley compliance and support, coordination of compliance with global risk management and internal control programs for eighteen operating companies and analysis and optimization of business processes. She has been a Supervisor of Shanghai Bobo Biological Technology Co., Ltd. since 2011. Previously she was an Internal Controller at Siemens Mechanical Drive (Tianjin) Co., Ltd. from 2008 through 2011, where she focused on compliance, internal controls and risk control. Before that, Ms. Xiang was a member of the Trading Department of Qingdao Far East Gem and Jewelry Co., Ltd. from 2006 through 2007. Ms. Xiang obtained her certified Internal Auditor qualification in 2012. She received her bachelor’s degree in Economics in 2004 and master’s degree in Economics in 2006 from Nankai University. We appointed Ms. Xiang as our audit committee financial expert. Ms. Xiang was chosen to serve as a director because of her experience with financial reporting and public company compliance matters.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Jinbao Li serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the Company’s best interest to allow the Company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes or approves all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Diversity Matrix

The matrix below summarizes certain information regarding the diversity of our Board as of the date of this proxy statement. Each of the categories listed in the table below has the meaning set forth in Nasdaq Rule 5605(f).

Country of Principal Executive Offices:	China
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	7

Gender Identity	Female		Male
Directors	1		6
Demographic Background
Underrepresented Individual in Home Country Jurisdiction		1
LGBTQ+		-
Did not disclose demographic background		-

WE RECOMMEND THAT YOU VOTE “FOR” THE ELECTION OF THE
CLASS I NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF ENROME LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The Audit Committee of the Board of Directors has appointed Enrome LLP to serve as the Company’s independent registered public accounting firm for the 2024 fiscal year. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of Enrome LLP be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Yes. Wei, Wei & Co., LLP served as the Company’s independent registered public accountant for the year ended December 31, 2022. On November 1, 2023, the Company approved the appointment of Yu Certified Public Accountant PC as its independent registered public accounting firm for the fiscal year ending December 31, 2023 and the dismissal of Wei, Wei & Co., LLP. During the Company’s fiscal year ended December 31, 2022 through the dismissal of Wei, Wei & Co., LLP on October 12, 2023, there were no disagreements between us and Wei, Wei & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei, Wei & Co., LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such periods. In addition, Wei, Wei & Co., LLP’s report on the financial statements as of and for the year ended December 31, 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal year ended December 31, 2022 and through the dismissal of Wei, Wei & Co., LLP, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

On June 1, 2024, the Audit Committee approved the appointment of Enrome LLP as the Company’s independent registered public accounting firm and dismissal of Yu CPA PC on the same date. Prior to the dismissal, Yu CPA PC had not issued an audit report with respect to the Company’s financial statements for the year ended December 31, 2023. During the Company’s most recent fiscal year ended December 31, 2023 through the dismissal of Yu CPA PC, there was no adverse opinion, disclaimer, qualification or modification as described in Item 16F(a)(1)(ii) of Form 20-F. During the year ended December 31, 2023 through the dismissal of Yu CPA PC on June 1, 2024, there were no disagreements with Yu CPA PC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure as described in Item 16F(a)(1)(iv) of Form 20-F and there were no reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, except as described in the Company’s report on Form 6-K dated June 4, 2024.

During the two most recent fiscal years ended December 31, 2023 and 2022 and any subsequent interim period prior to engaging Enrome LLP, neither the Company nor anyone on its behalf consulted Enrome LLP regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Enrome LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

What services does Enrome LLP provide?

Audit services provided by Enrome LLP for fiscal 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic reports made with the SEC.

Will a representative of Enrome LLP be present at the meeting?

Representatives of Enrome LLP are not expected to be present at the meeting. If representatives of Enrome LLP are present at the meeting, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Enrome LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE “FOR” THE RATIFICATION OF
Enrome LLP AS THE COMPANY’S

FISCAL 2024 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Employee directors do not receive any compensation for their services as a director. Our directors are entitled to receive reimbursement for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. During the fiscal year ended December 31, 2023, we paid an annual director fee of $10,000 to Haiying Xiang and $30,000 to Christian DeAngelis. We issued 1,500 and 3,000 common shares to Christian DeAngelis and Sheng Tang, respectively, as compensation for their second full year services as our directors.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at http://ir.nisun-international.com under Investor Relations and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at 21F, 55 Loushanguan Rd, Changning District, Shanghai, 200336, People’s Republic of China:

●	A recommendation that identifies the name and address of the shareholder and the person to be nominated;

●	The written consent of the candidate to serve as a director of the Company, if elected;

●	A description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

●	Such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Nisun International Enterprise Development Group Co., Ltd
21F, 55 Loushanguan Rd, Changning District

Shanghai, 200336

People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://ir.nisun-international.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2023?

Our Board held two meetings and acted two times by unanimous written consent in connection with matters related to the fiscal year ended December 31, 2023. The Audit Committee held two meetings and acted one time by unanimous written consent during the fiscal year ended December 31, 2023. The Compensation Committee did not hold any meeting nor pass any unanimous written consent during the fiscal year ended December 31, 2023. The Nominating Committee held one meeting and act one time by unanimous written consent during the fiscal year ended December 31, 2023. Each incumbent director attended in person, virtually or via telephone all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2023. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2023, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2023 and the principal functions of the committees are as below.

Compensation Committee

The members of the Compensation Committee as of December 31, 2023 were:

Jing Li, Chairperson

Christian DeAngelis

Sheng Tang

The Compensation Committee’s charter is available on the Company’s website at http://ir.nisun-international.com under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee as of December 31, 2023 were:

Haiying Xiang, Chairperson
Christian DeAngelis
Jing Li

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Ms. Xiang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee

The members of the Nominating Committee as of December 31, 2023 were:

Sheng Tang, Chairperson

Jing Li

Haiying Xiang

All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Nisun International Enterprise Development Group Co., Ltd, 21F, 55 Loushanguan Rd, Changning District, Shanghai, 200336, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our Chief Executive Officer, Mr. Xin Liu, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Changjuan Liang

Chief Financial Officer

Age — 40

Ms. Liang has served as our CFO since August 8, 2019. She has served as the Chief Financial Officer of Fintech (Shanghai) Investment Holding Co., Ltd.(” Fintech “) since May 2019. Fintech is a contractually controlled affiliate of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a BVI company acquired by us on July 12, 2019. From August 2018 through April 2019, Ms. Liang was a senior financial manager for Shanghai NiSun Enterprise Management Group Co., Ltd., a PRC company controlled by our largest shareholder. From October 2010 through August 2017, Ms. Liang was a Financial Officer of Chubutsu Precise Electronic Company Ltd,, a PRC company engaged in the air conditioning industry. Ms. Liang received a bachelor’s degree in Accounting from China Central Radio and TV University in January 2010.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S
NAMED EXECUTIVE OFFICERS

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately two to four years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Xin Liu

We entered an employment agreement with our Chief Executive Officer, Mr. Xin Liu, effective as of May 22, 2024. Pursuant to the agreement, Mr. Huang is entitled to receive an annual gross base salary of RMB600,000 (approximately $82,867) and to receive benefits provided to other employees of the Company. Mr. Liu’s employment agreement has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice, in the event he is unable to perform assigned tasks, or the parties are unable to agree to changes to his employment agreement.

Changjuan Liang

We entered an employment agreement with our Chief Financial Officer, Ms. Changjuan Liang, on May 1, 2022 effective on May 1, 2022 through April 30, 2025 that provides an annual salary of $72,087, together with benefits provided to all employees of the Company.

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by us for the year ended December 31, 2023 to Xiaoyun Huang, our former principal executive officer, Xin Liu, our current principal executive officer, and Changjuan Liang, our principal financial officer.

Name and principal position	Salary	Bonus	Stock Awards	All Other Compensation	Total
Xin Liu(1)
Chief Executive Officer	$89,166	-	-	-	89,166
Xiaoyun Huang(2)
Former Chief Executive Officer	$120,000	-	-	-	$120,000
Changjuan Liang
Chief Financial Officer	$72,087	-	-	-	$72,087

(1)	Xin Liu was appointed as our Chief Executive Officer, effective May 22, 2024. The salary Mr. Liu received in 2023 was compensation for his services prior to his appointment as our CEO.

(2)	Xiaoyun Huang resigned as the Chief Executive Officer of the Company, effective May 22, 2024.

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2023?

The members of the Audit Committee as of December 31, 2023 were Haiying Xiang, Chairwoman, Christian DeAngelis and Jing Li. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors has determined that Ms. Xiang, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at http://ir.nisun-international.com under Investor Relations.

How does the Audit Committee conduct its meetings?

During fiscal 2023, the Audit Committee held telephonic meetings with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s interim and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s interim and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets with the independent registered public accounting firm as needed, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also reviews with its outside advisors as needed material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2023?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Enrome LLP, the Company’s independent registered public accounting firm for the 2023 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

During the 2023 fiscal year, the Audit Committee had received from Enrome LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee had discussed with Enrome LLP about their independence. The Audit Committee had concluded that Enrome LLP was independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2023?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2023.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2023?

The Audit Committee had reviewed and discussed the fees paid to Enrome LLP during 2023 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee had determined that the provision of non-audit services is compatible with Enrome’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal year 2023, Enrome LLP’s fee for the annual audit of our financial statements was $330,000. Yu CPA PC’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2023 were $480,000.

During fiscal year 2022, Wei, Wei & Co., LLP’s fee for the annual audit of our financial statements was $794,100.

Audit Related Fees

The Company has not paid Enrome LLP or Yu CPA PC for audit-related services in fiscal 2023.

The Company has not paid Wei, Wei & Co., LLP for audit-related services in fiscal 2022.

Tax Fees

Neither Enrome LLP nor Yu CPA PC or Wei, Wei & Co., LLP provided any tax services for the Company during the 2023 and 2022 fiscal years, and no tax fees were paid.

All Other Fees

Neither Enrome LLP nor Yu CPA PC or Wei, Wei & Co., LLP provided any other services for the Company during the 2023 and 2022 fiscal years, and no other fees were paid.

Audit Committee Pre-Approval Policies

Before Wei, Wei & Co., LLP, Yu Certified Public Accountant PC and Enrome LLP were engaged by the Company to render audit or non-audit services, the engagements were approved by the Company’s audit committee. All services rendered by Wei, Wei & Co., LLP, Yu Certified Public Accountant PC and Enrome LLP have been so approved in accordance with the Audit Committee’s pre-approval policies.

Percentage of Hours

All hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2023 that were attributed to work performed by Enrome LLP’s full-time permanent employees.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our Common Shares as of October 29, 2024 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;

●	Each of our current directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 4,652,198 Common Shares outstanding as of October 29, 2024. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 29, 2024 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Nisun International Enterprise Development Group Co., Ltd, 21F, 55 Loushanguan Rd, Changning District, Shanghai, 200336, People’s Republic of China. As of October 29, 2024, we had 119 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership
Directors and Named Executive Officers:
Jinbao Li, Chairman of the Board(2)	296,272	6.4%
Xin Liu, Chief Executive Officer and Director(3)	210,000	4.5%
Changjuan Liang, Chief Financial Officer(4)	6,700	*
Xiaoyun Huang, Director(5)	28,817	*
Christian DeAngelis, Director(6)	3,150	*
Jing Li, Director	-	-
Sheng Tang, Director(7)	6,300	*
Haiying Xiang, Director	-	-
All directors and executive officers as a group (8 persons)	551,239	11.8%
5% Shareholders:
Bodang Liu(8)	880,540	18.9%
NiSun International Enterprise Management Group Co., Ltd.(9)	777,840	16.7%

*	Less than 1% of our outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent only Common Shares held by shareholders as no options are issued or outstanding.
(2)	Consist of: (a) 140,000 Common Shares owned directly by Mr. Jinbao Li, which shares were issued pursuant to the Company’s 2022 Equity Incentive Plan on September 14, 2024, and (b) 156,272 Common Shares held by Nami Holding (BVI) Co., Ltd, an entity controlled by Mr. Jinbao Li, who may be deemed to have the voting and dispositive power of such shares.
(3)	Consist of 210,000 Common Shares owned directly by Mr. Xin Liu, which shares were issued pursuant to the Company’s 2022 Equity Incentive Plan on September 14, 2024.
(4)	6,700 Common Shares were part of the shares granted to Company employees under the restricted stock award on April 6, 2020 pursuant to the Company’s 2019 One Million Share Incentive Plan.
(5)	Hong Kong D&L Technology Co., Limited, a Hong Kong company, holding 28,817 Common Shares of the Company, is controlled by Mr. Xiaoyun Huang, who may be deemed to have the voting and dispositive power of such shares.
(6)	The amount of equity compensation received, in lieu of cash payment for annual director’s fees, for services as an independent director from the service commencement date to the third anniversary thereof.
(7)	The amount of equity compensation received, in lieu of cash payment for annual director’s fees, for services as an independent director from the service commencement date to the third anniversary thereof.
(8)	Mr. Bodang Liu may be deemed to beneficially own an aggregate of 880,540 Common Shares, consisting of 102,700 Common Shares Mr. Liu owns directly and 777,840 Common Shares held directly by NiSun International Enterprise Management Group Co., Ltd, of which Mr. Liu is the sole director and the control person.
(9)	NiSun International Enterprise Management Group Co., Ltd., holding 777,840 Common Shares of the Company, is controlled by Mr. Bodang Liu, who may be deemed to have the voting and dispositive power of such shares.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2023 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Nisun International Enterprise Development Group Co., Ltd, 21F, 55 Loushanguan Rd, Changning District, Shanghai, 200336, People’s Republic of China, by calling +86 (21) 2357-0055, or via the Internet at http://ir.nisun-international.com.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice& Proxy Statement and the Annual Report are available at http://ir.nisun-international.com under Investor Relations.